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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 8-A

          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
          SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                         SYNOVIS LIFE TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

                MINNESOTA                                       41-1526554
             (State or Other                                 (I.R.S. Employer
     Jurisdiction of Incorporation)                       Identification Number)

         2575 UNIVERSITY AVE. W.
           ST. PAUL, MINNESOTA                                     55114
(Address of Principal Executive Offices)                        (Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: [X]

Securities Act registration statement file number to which this form relates:
NOT APPLICABLE

Securities to be registered pursuant to Section 12(b) of the Act: ______________

Title of Each Class   Name of Each Exchange on Which
to be so Registered   Each Class is to be Registered
-------------------   ------------------------------
       NONE.                       NONE.

Securities to be registered pursuant to Section 12(g) of the Act: ______________

                          COMMON STOCK PURCHASE RIGHTS
                                (Title of class)

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

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On June 1, 2006, the Board of Directors of Synovis Life Technologies, Inc. (the "Company") declared a dividend distribution of one common stock purchase right (a "Right") for each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Shares"), payable to shareholders of record at the close of business on June 11, 2006 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company at any time following the Distribution Date (as defined below) one-tenth of a Common Share, or a combination of securities and assets of equivalent value, at a purchase price of $5.00 per one-tenth Common Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of June 1, 2006, between the Company and American Stock Transfer & Trust Company, as Rights Agent. The Rights Agreement is intended to be a new rights agreement that effectively extends protections similar (with certain modifications) to those provided by the Company's previous Rights Agreement dated as of June 12, 1996 (the "1996 Agreement"), upon expiration of the 1996 Agreement at the close of business on June 11, 2006.

     Initially, the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Shares and will be distributed to the holders thereof on the "Distribution Date," which shall be the first to occur of the following: (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the outstanding Common Shares, other than as a result of a Permitted Offer, as defined (the "Stock Acquisition Date"); or (ii) the close of business on the tenth business day (or such later date as the Board of Directors, acting by a majority of the Outside Directors, may determine) following the commencement of a tender offer or exchange offer (other than a Permitted Offer, as defined) that would result in a person or group beneficially owning twenty percent (20%) or more of the outstanding Common Shares. A "Permitted Offer" means a tender or exchange offer which is for all outstanding Common Shares at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by at least a majority of the members of the Board who are Outside Directors, to be adequate and otherwise in the best interests of the Company and its shareholders (other than the Person or any Affiliate or Associate thereof on whose behalf the offer is being made). "Outside Directors" are members of the Board who are not officers of the Company or any of its Subsidiaries and who are not Acquiring Persons or Affiliates, Associates, nominees or representatives of Acquiring Persons.

     Until the Distribution Date, (i) the Rights will be evidenced by Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after June 11, 2006, will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificate for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 10, 2016 (or, if the Rights Agreement is not ratified by holders of a majority of the shares of Common Stock voting on the issue at the Company's first annual meeting of shareholders after June 1, 2006, immediately following such annual meeting), unless earlier redeemed or exchanged by the Company as described below (the earliest of all such dates, the "Expiration Date").


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

     As soon as practical after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and thereafter, the separate Rights Certificates alone will represent the Rights. All Common Shares issued prior to the earlier of the Distribution Date and the Expiration Date will be issued with Rights. Common Shares issued after the Distribution Date upon the exercise of employee stock options, issuances under other employee stock benefit plans or the conversion of convertible securities issued prior to the Distribution Date will be issued with Rights.

     In the event (i) that a person or group, with certain exceptions, becomes the beneficial owner of more than twenty percent (20%) of the then outstanding Common Shares, other than as a result of a Permitted Offer, (ii) any Acquiring Person or Associate or Affiliate thereof merges or consolidates with or into the Company and the Company is the surviving or continuing corporation, or engages in one or more series of self-dealing transactions as described in Section 11(a)(ii) of the Rights Agreement; then, and in each such case, each holder of a Right will thereafter have the right to receive, upon exercise for a purchase price equal to ten times the Purchase Price of the Right, that number of Common Shares (or in certain circumstances, cash, property or other securities of the Company) having a market value equal to twenty times the Purchase Price of the Right. The Rights, however, are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or certain related persons and transferees) will be null and void. The events set forth in this paragraph are referred to as "Section 11(a)(ii) Events."

     For example, at a Purchase Price of $5.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase $100 worth of Common Shares (or other consideration as noted above) for $50. If the Common Shares had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase ten Common Shares for $50.

     In the event that, at any time following the Stock Acquisition Date, other than pursuant to a Permitted Offer, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or the Common Shares are changed or exchanged or (ii) fifty percent (50%) or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof for a purchase price equal to ten times the current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value equal to twenty times the Purchase Price of the Right. The events set forth in this paragraph are referred to as "Section 13 Events," and the Section 11(a)(ii) Events and the Section 13 Events are collectively referred to as the "Triggering Events."

     At any time after the occurrence of a Section 11(a)(ii) Event, at the election of a majority of the Outside Directors, the Company may exchange the Rights (other than Rights which have become void), in whole or in part, for Common Shares, with each Right to be exchanged for a number of Common Shares equal to the result obtained by dividing (x) a number equal to ten times the Purchase Price by (y) the current market price per Common Share (subject to adjustment). In any such exchange, the Company, at its option, may substitute a series of preferred stock of the Company with rights, privileges and other terms substantially the same as the Common Shares.


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

     The Purchase Price payable and the number of Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Common Shares, (ii) if all holders of any security of the Company are granted rights, options or warrants to subscribe for or purchase Common Shares or convertible securities at less than the current market price of the Common Shares, or (iii) upon the distribution to holders of Common Shares of evidences of indebtedness or assets (excluding quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. The Company will not be required to issue fractional Common Shares, and, in lieu of such fractional Common Shares, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

     In general, at any time prior to the first to occur of (i) ten days following the Stock Acquisition Date, or (ii) the Final Expiration Date, the Company, acting by a majority of the Outside Directors, may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, stock or other consideration deemed appropriate by the Board of Directors). Immediately upon redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the $.001 redemption price. However, in the event the Company receives a Qualified Offer (as defined below), the rights may be redeemed by way of shareholder action taken at a special meeting of shareholders called by the Board for the purpose of voting on a resolution accepting the Qualified Offer and authorizing the redemption of the Rights pursuant to the provisions of the Rights Agreement. Generally, the special meeting must be held not less than 90 and more than 120 days after the later of the date the Qualified Offer is received and the date of any previously scheduled meeting of shareholders to be held within 60 days after the Offer Date. Such an action by shareholders requires the affirmative vote of holders of the greater of (A) a majority of the voting power of the shares of Common Stock present and entitled to vote on the resolution, or (B) a majority of the voting power of the minimum number of shares of Common Stock entitled to vote on the resolution that would constitute a quorum for the transaction of business at the meeting (except where the Company's Articles of Incorporation or the Minnesota Business Corporation Act require a larger proportion or number), as such vote is determined at the special meeting, not giving effect to any affirmative votes cast by the offering Person or any of its Affiliates, and is effective immediately prior to the consummation of any Qualified Offer to be consummated within 60 days after the special meeting.

     A "Qualified Offer" is a tender offer for all outstanding shares of Common Stock not already beneficially owned by such Person that meets the following conditions:

- the same per share price and consideration is offered for all shares, and the consideration offered is no less than the then current market price for shares of Common stock, is at least eighty percent (80%) cash (and any non-cash portion is comprised of shares listed on a national exchange or the Nasdaq National Market), and is to be paid upon consummation of the offer,

- on or prior to the commencement of the offer, the offer is accompanied by written definitive financing commitments and/or the person making the offer has on hand cash or cash equivalents, for the full amount of all financing necessary to consummate the offer and has irrevocably committed to use such cash for the offer and to set apart and maintain such cash until the offer is consummated or withdrawn,


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

- the offer requests that the Company call a special meeting of shareholders to accept the offer and contains a written agreement of the person making the offer to pay at least fifty percent (50%) of the Company's costs of the special meeting,

- the offer by its terms remains open for at least 30 business days plus 20 business days after any change in price or after any bona fide alternative offer for a higher consideration is made,

- the offer is accompanied by a written opinion of a nationally recognized investment banking firm, stating that the price to be paid to holders pursuant to the offer is fair and including any written presentation of such firm showing the range of values underlying such conclusion,

- on or before the date the offer is commenced, such Person makes an irrevocable written commitment to the Company:

     - to acquire, within 5 Business Days upon completion of the offer, all shares of Common Stock then not beneficially owned by such Person at the same price, and for the same consideration, per share as paid in the offer,

     -    not to amend its offer to reduce the price,

     - that such Person will not make another offer for the Common Stock within one year if at least eight-five percent (85%) of the common stock not owned by such Person has not been tendered, and

- such offer is not subject to any financing, funding or similar condition, does not include any condition relating to completion of or satisfaction with any due diligence or similar investigation, and otherwise provides for usual and customary terms and conditions.

     In the determination of the fairness of any offer, the Board retains the authority to reject, advise the shareholders to reject, or take other action in response to any offer necessary to the exercise of its fiduciary duties.

     Immediately upon action of the Board of Directors of the Company ordering the redemption of the Rights or upon the effectiveness of a redemption of the Rights pursuant to shareholder adoption of a resolution accepting a Qualified Offer and authorizing the redemption of the Rights, the only existing right of a holder of the Rights shall be to receive the redemption price for the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends. The creation of the Rights should not be taxable to shareholders. Shareholders may, however, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Common Shares (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by at least a majority of the Outside Directors of the Company because the Outside Directors may, at their option, either (i) declare the transaction to be a "permitted offer," or (b) at any time before the close of


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

business on the 10th business day following the Stock Acquisition Date, redeem the then outstanding Rights at the redemption price.

     The Rights Agreement contains a so-called "TIDE" provision, which requires that a shareholder rights agreement committee of the Board of Directors of the Company shall review (not less than once every three years) whether maintaining the Rights Agreement continues to be in the best interest of the Company's shareholders.

     Any of the provisions of the Rights Agreement, including the definition of Acquiring Person or the Purchase Price, may be amended by at least a majority of the Outside Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by at least a majority of the Outside Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen certain time periods under the Rights Agreement. However, no amendment to adjust the time period governing redemption can be made at such time as the Rights are not redeemable.

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached hereto as an exhibit and incorporated herein by reference.

ITEM 2. EXHIBITS.

EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
4.1           Rights Agreement, dated as of June 1, 2006, between Synovis Life
              Technologies, Inc. and American Stock Transfer & Trust Company, as
              Rights Agent, which includes as Exhibit A, the Form of Rights
              Certificate, and as Exhibit B, the Summary of Rights Agreement.


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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SYNOVIS LIFE TECHNOLOGIES, INC.


                                        By: /s/ Brett A. Reynolds
                                            ------------------------------------
                                            Brett A. Reynolds
                                            Vice President of Finance and
                                            Chief Financial Officer

Dated: June 1, 2006

                         SYNOVIS LIFE TECHNOLOGIES, INC.

                       REGISTRATION STATEMENT ON FORM 8-A

                                INDEX TO EXHIBITS

EXHIBIT NO.                   DESCRIPTION                     METHOD OF FILING
-----------                   -----------                     ----------------
4.1           Rights Agreement, dated as of June 1, 2006,   Filed electronically
              between Synovis Life Technologies, Inc. and   herewith.
              American Stock Transfer & Trust Company, as
              Rights Agent, which includes as Exhibit A,
              the Form of Rights Certificate, and as
              Exhibit B, the Summary of Rights Agreement.


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